ScanHash LLC
Balance Sheets
(Unaudited)

	December 31, 2022	December 31, 2021
ASSETS		
Cash	$ 21,248	$ -
Total current assets	21,248	-
Total assets	$ 21,248	$ -
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$ 110,000	$ -
Total liabilities	-	-
Commitments and contingencies	-	-
Paid in capital	451,648	-
Accumulated deficit	(540,400)	-
Total members' equity	(88,752)	-
Total liabilities and members' equity	$ 21,248	$ -